UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-35076

CUSIP NUMBER: 63937X103

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:    December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I—REGISTRANT INFORMATION

Navidea Biopharmaceuticals, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5600 Blazer Parkway, Suite 200,

Address of Principal Executive Office (Street and Number)

Dublin, Ohio 43017-7550

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Navidea Biopharmaceuticals, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 due to the following reasons:

(a)	The time it took the Company’s management to obtain financial information from the Company’s subsidiary, Macrophage Therapeutics, Inc. and assess its potential impact on the Company’s consolidated financial statements;
(b)	Discussions with the Company’s auditors regarding a material weakness in internal controls relating to Macrophage Therapeutics, Inc. and compliance with Company control policies;
(c)	Additional time is required to reflect in the Form 10-K a Settlement Agreement with Platinum Management (NY) LLC and affiliates (“Platinum”) regarding matters addressed in the Schedule 13D filed by Platinum on March 9, 2016.

The Company believes it will be able to file its 2015 Form 10-K by March 30, 2016.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brent L. Larson, EVP & CFO	614	793-7500, ext. 133
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our cash position increased to $7.2 million at December 31, 2015 from $5.5 million at December 31, 2014. The net increase was primarily due to cash received from the CRG Term Loan of $50.0 million, draws under the Platinum credit facility of $4.5 million and the issuance of MT Preferred Stock of $500,000, offset primarily by principal payments on the Oxford Notes of $30.0 million and cash used to fund our operations of $19.1 million.

Revenues for the year ended December 31, 2015 were $13.2 million compared to $6.3 million for 2014. Navidea’s revenues for 2015, in line with our earlier disclosure, consisted of $10.3 million in sales of Lymphoseek, $1.1 million from business development milestones and $1.9 million from various federal grants and other revenue, compared to $4.2 million, $300,000 and $1.7 million, respectively, for 2014. In addition, the Company recorded $1.2 million related to royalties on the device business that we sold in 2011.

Operating expenses for the year ended December 31, 2015 were $30.0 million compared to $32.3 million for 2014. Research and development expenses were $12.8 million during 2015 compared to $16.8 million during 2014. The net decrease from 2014 to 2015 was primarily a result of reductions in NAV4694 and NAV5001 product development costs coupled with reduced headcount and related support costs, offset by increased Lymphoseek, therapeutics, and Manocept diagnostic product development costs. Selling, general and administrative expenses were $17.3 million for 2015 compared to $15.5 million for 2014 primarily related to the implementation of internal sales force and the first quarter 2015 reduction in force.

The Company does not expect the existence and resolution of the control matters referred to in Item III above to materially affect the results of operations and financial position disclosed above.

SIGNATURES

Navidea Biopharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2016
NAVIDEA BIOPHARMACEUTICALS, INC.
(the Company)

	By:	/s/ Ricardo J. Gonzalez
Ricardo J. Gonzalez
President and Chief Executive Officer

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